United States securities and exchange commission logo





                             October 19, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Twin Vee PowerCats Co.
       3101 S. U.S. Highway 1
       Fort Pierce, FL 34982

                                                        Re: Twin Vee PowerCats
Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 11,
2022
                                                            File No. 333-267372

       Dear Joseph C. Visconti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed October 11, 2022

       The Merger Transaction
       Certain U.S. Federal Income Tax Consequences of the Merger, page 96

   1. We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion
regarding treatment of the transaction under Section 368(a). In addition, if tax counsel will
file a short form opinion as Exhibit 8.1, please clearly state that the conclusion in the
prospectus is the opinion of counsel. Please also remove any statement that assumes the
material tax consequences at issue (e.g., "The following summary sets forth the material
federal income tax consequences... assuming, that the merger will constitute a
'reorganization' within the meaning of Section 368(a) of the Code"). Refer to
                                                        Section III of Staff
Legal Bulletin No. 19.
 Joseph C. Visconti
Twin Vee PowerCats Co.
October 19, 2022
Page 2

       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph C. Visconti
                                                           Division of
Corporation Finance
Comapany NameTwin Vee PowerCats Co.
                                                           Office of
Manufacturing
October 19, 2022 Page 2
cc:       Leslie Marlow
FirstName LastName